UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

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                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


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                      Aviation Sales Company
                         (Name of Issuer)

                   Common Stock, $0.001 par value
                  (Title of Class of Securities)

                            053672101
                          (CUSIP Number)

                    Lacy J. Harber
                    LJH, Corp.
                    377 Neva Lane
                    Denison, Texas   75020
                    (903) 465-6937

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                          January 4, 2000
      (Date of Event which Requires Filing of This Statement)

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If the filing  person has  previously  filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.   053672101          13D       Page   2   of  5   Pages

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1    NAME OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION NO.

          Lacy J. Harber ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) |_|                     (b) |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

          Working capital

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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen
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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              1,026,000 shares
       BENEFICIALLY      8    SHARED VOTING POWER
         OWNED BY             -0- shares
           EACH          9    SOLE DISPOSITIVE POWER
        REPORTING             1,026,000 shares
          PERSON         10   SHARED DISPOSITIVE POWER
           WITH               -0- shares

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,026,000 shares

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.82%

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14   TYPE OF REPORTING PERSON*

          IN   Individual

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CUSIP NO.  05367210          13D        Page   3   of  5   Pages

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     Item 1. Security and Issuer

     Title of Class of  Equity  Securities:  Common  Stock,
     $0.001 par value per share, of Aviation Sales Company.

     Name and Address of Principal Executive Offices of the Issuer:

                       Aviation Sales Company
                       6905 NW 25th Street
                       Miami, Florida 33122

     Item 2. Identity and Background

     (a) Name of Person Filing:  Lacy J. Harber,  Director,
     President and sole shareholder of LJH Corp., which is the record holder of 1,026,000 shares of Aviation Sales Company.

     (b) Business Address:  377 Neva Lane, Denison TX 75020

     (c) Principal  Occupation and the Name of Principal
     Business and Address of any corporation in which such employment is conducted:

          Self-employed Investor
          377 Neva Lane
          Denison, Texas   75020
          (903) 465-6937

     (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

     (f) Citizenship: U.S.

     Item 3: Source and Amount of Funds or Other
     Consideration

     Working capital in the amount of $ 421,533 was used to purchase 26,000 shares of Aviation Sales
     Company. Due to a clerical error, the total investment previously reported was incorrect and now totals $14,750,174 for the 1,026,000 shares owned as of this filing.


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CUSIP NO.   053672101          13D       Page   4   of   5   Pages
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     Item 4. Purpose of Transaction

     The reporting person acquired through LJH Corp the shares of Aviation Sales Company reported herein for investment purposes. At this time, it has no intention of acquiring additional shares of Aviation Sales Company reported herein, although it reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of Aviation Sales Company reported herein.

     (a)-(c)  Not applicable

     (d) Lacy J. Harber has asked Aviation Sales Company, Inc. to consider his request for one seat on the Board and to allow a representative of his choosing to serve as a member of the Board of Directors of the Issuer. As of the date of this filing, a response has not been received.

     (e)-(j).  Not applicable

     Item 5. Interest in Securities of the Issuer

     This Schedule 13D is being filed to report an increase ownership in the percentage of shares beneficially owned in the aggregate number of shares of common stock of Aviation Sales
     Company outstanding.

     Percentage of Common Stock of Aviation Sales Company owned
     (based on 15,049,485 shares of common stock outstanding
     as of November 10, 1999):  6.82%

     (b)  Sole Voting Power:            1,026,000 shares
          Sole Dispositive Power:       1,026,000 shares
          Shared Voting Power:          -0- shares
          Shared Dispositive Power:     -0- shares

     (c)  Not applicable

     (d)  Not applicable

     (e)  Not applicable


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CUSIP NO.   053672101          13D       Page   5   of   5   Pages

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     Item 6.  Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer.

     Lacy J. Harber does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits

     None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     January 10, 2000        Lacy J. Harber
                             By: /s/ John P. Blackmon, Attorney in Fact